AIS

02049547

August 9, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 1 9 2002
WASH. D.C. 180

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0313/2002**

  Subject: Submission of Review Financial Statements for the Second Quarter of the Year 2002
  Date: August 9, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mr. Piya Soonsatham.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or piyas@shincorp.com.

Thank you for your attention to this matter.

PROCESSED
SEP 0 6 2002
THOMSON FINANCIAL

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

dlw 9/4

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 9, 2002

AIS 313/2002

August 9, 2002

Subject : Submission of Reviewed Financial Statements for the Second Quarter of the Year 2002

To : The President
The Stock Exchange of Thailand

Enclosure : One set of Reviewed Financial Statement for quarter 2/2002

Advanced Info Service Public Company Limited (the Company) would like to submit the reviewed financial statement for the second quarter of 2002. In addition, the Company would like to clarify performance of the second quarter of 2002 compared to performance of the second quarter of 2001 as follows:

Million Baht

	Quarter2/2002	Quarter 2/2001
Revenues from services and equipment rentals	13,214	9,489
Cost of services and equipment rentals	(6,062)	(4,886)
Gross Profit	7,152	4,603
Selling and administrative expenses	(2,642)	(1,554)
Operating profit	4,510	3,049
Interest expenses	(632)	(335)
Other income	170	252
Profit before FX and extra item	4,048	2,966
Gain (loss) on FX	(447)	(9)/2
Extra item		
- Accelerated NMT network amortization	(161)/1	0
- Impairment loss for investment in subsidiary	(259)	0
Profit before net results and tax	3,181	2,957
Net results from subsidiaries	(312)	472
Income before tax	2,870	3,429
Tax	(1,343)	(1,128)
Net income	**1,526**	**2,301**
Net income excl. Gain (loss) on FX & Extra item	**2,258**	**2,307**

Remark: 1/ Included in cost of services and equipment rentals in financial statement

2/ Included in selling and administrative expenses in financial statement

1. The Company's operating profit of Baht 4,510 million in the second quarter of 2002 increased from Baht 3,049 million in the second quarter of 2001 due to the following :
   - The Company's revenue from services and equipment rentals in the second quarter of 2002 was Baht 13,214 million, increased from the second quarter of 2001 by Baht 3,725 million or 39% from Baht 9,489 million. The increase was mainly due to the increase in subscriber base from 3,029,304 subscribers in the second quarter of 2001 to 7,452,429 subscribers in the second quarter of 2002 or an increase of 4,423,125 subscribers which is equivalent to 146%.
   - The Company's cost of services and equipment rentals in the second quarter of 2002 was Baht 6,062 million (excluding the accelerated NMT network amortization of Baht 161 million, as a result of the shorten of useful life estimation from June 2003 to September 2002), increased from the second quarter of 2001 by Baht 1,176 million or 24% from Baht 4,886 million. This increase was primarily from the accretion in revenue sharing paid to the TOT, in line with the service revenue growth. In addition, the amortization of property and equipment under concession agreements also increased as a result of the expansion of GSM network.
   - The Company's selling and administrative expense in the second quarter of 2002 was Baht 2,642 million, increased from the second quarter of 2001 by Baht 1,088 million or 70% from Baht 1,554 million. This was mainly due to an increase in provision for doubtful accounts as currently the Company waives the deposits from customers and recently has been refunding them.
2. The Company's interest expense in the second quarter of 2002 was Baht 632 million, increase from the second quarter of 2001 by Baht 297 million from Baht 335 million or 89%. This increase was from an increase in the Company's interest bearing debt, used to expand mobile phone network, from Baht 23,524 million at the end of second quarter 2001 to Baht 47,333 million at the end of second quarter 2002.
3. The Company's loss on exchange in the second quarter of 2002 was Baht 447 million due to an appreciation in Thai Baht currency against the US dollar.
4. In the second quarter of 2002, the Company provided Baht 259 million for an impairment loss for investment in subsidiary (Advanced Paging Co.,Ltd.) after paging business was transferred to the TOT.
5. Share of net profit of investment (equity method) decreased by Baht 784 million in the second quarter of 2002. This is mainly due to loss from Digital Phone Co., Ltd. (DPC), which the Company owns 98.17%, in the amount of Baht 1,347 million (the Company bought DPC in August of 2001). However, Advanced Wireless Marketing Co., Ltd. (AWM), in which the Company holds 99.99%, contributed higher net results due to significant increase in its handset sales volume from 601,777 units in the second quarter of 2001 to 764,246 units in the second quarter of 2002 or an increase of 27%. In addition, refill cards sales also increased significantly. Details of net profit of investment are as follow :

Million Baht

Share of net profit from	Quarter2/2002	Quarter 2/2001
Advanced Paging Co., Ltd. (APG)	(8)	(82)
Advanced Wireless Marketing (AWM)	1,043	565
Advanced Datanetwork Communications Co., Ltd. (ADC)	0	(11)
Data network Solutions Co., Ltd. (DNS)	1	0
Shin Digital Co., Ltd. (SDT) and Digital Phone Co., Ltd. (DPC) *	(1,347)	0
Total share of net profit in investments	(312)	472

* Including share of net loss of Baht 1,057 million and amortization of goodwill of Baht 290 million.

6. The Company's net profit in the second quarter of 2002 was 1,526 million, decreased 34% from Baht 2,031 million in the second quarter of 2001. The Company's profit before foreign exchange loss, accelerated NMT amortization and impairment loss for investment in APG was Baht 2,258 million or a small decrease of 2% from Baht 2,307 million in the second quarter of 2001.

ADVANCED INFO SERVICE PUBLIC
COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

31 JUNE 2002 AND 2001

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2002 and 31 December 2001

	Notes	Consolidated Unaudited 30 June 2002 Baht'000	Consolidated Audited 31 December 2001 Baht'000	Company Unaudited 30 June 2002 Baht'000	Company Audited 31 December 2001 Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		12,621,181	15,284,026	9,943,536	9,604,146
Current investments		80,891	88,096	-	-
Trade accounts receivable, net	8	6,376,101	7,674,224	5,920,532	6,649,991
Amounts due and loan to related parties	16	2,906	1,027	217,194	31,483
Inventories, net		4,056,881	2,238,469	-	-
Sparepart inventories for mobile phone network maintenance		491,244	358,586	368,331	251,617
Current portion of forward and swap contracts receivable, net		-	-	-	17,940
Advances to suppliers		5,310,622	3,168,730	5,308,365	3,168,730
Other current assets		1,988,932	2,254,533	1,215,796	1,522,002
Total Current Assets		30,928,758	31,067,691	22,973,754	21,245,909
Non-Current Assets					
Investments in subsidiaries, net	9	-	-	23,270,020	25,957,724
Property and equipment, net	10	5,755,427	4,792,106	5,337,810	4,369,722
Other assets					
Property and equipment under concession agreements, net	10	69,627,988	57,775,147	59,077,387	48,710,389
Goodwill, net	10	13,088,111	13,943,788	-	-
Concession right, net	10	5,097,808	5,325,220	-	-
Other assets, net	10	681,488	634,436	517,409	458,293
Total Non-Current Assets		94,250,822	82,470,697	88,202,626	79,496,128
Total Assets		125,179,580	113,538,388	111,176,380	100,742,037

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 30 June 2002 and 31 December 2001

		Consolidated		Company	
		Unaudited	Audited	Unaudited	Audited
		30 June	31 December	30 June	31 December
		2002	2001	2002	2001
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Short-term loans from financial institutions	11	4,470,450	5,456,758	4,440,450	5,446,758
Trade accounts payable		8,668,318	10,701,380	5,236,875	6,557,659
Amounts due to and loan from related parties	16	449,319	334,271	717,027	1,980,030
Current portion of long-term borrowings	11	1,384,081	919,763	3,101	1,475
Current portion of long-term debentures	11	8,969,376	6,346,124	8,969,376	6,346,124
Current portion of forward and swap contracts payable, net		400,962	5,167	338,623	-
Accrued concession fee		7,655,679	2,990,140	7,201,342	2,535,804
Deposits from customers	13	256,774	-	676,163	-
Other current liabilities		6,845,006	6,123,684	5,329,515	4,663,600
Total Current Liabilities		39,099,965	32,877,287	32,912,472	27,531,450
Non-Current Liabilities					
Long-term borrowings, net	11	4,320,705	4,515,981	16,261	7,875
Long-term debentures, net	11	33,903,592	29,402,140	33,903,592	29,402,140
Long-term forward and swap contracts payable, net		25,878	-	-	-
Accrued concession fee		3,223,141	3,073,473	-	-
Deposits from customers	13	26,429	2,648,008	-	3,039,885
Total Non-Current Liabilities		41,499,745	39,639,602	33,919,853	32,449,900
Total Liabilities		80,599,710	72,516,889	66,832,325	59,981,350
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	14	2,935,000	2,935,000	2,935,000	2,935,000
Premium on share capital	14	20,004,000	20,004,000	20,004,000	20,004,000
Retained earnings					
Appropriated					
Legal reserve		500,000	500,000	500,000	500,000
Unappropriated		20,905,055	17,321,687	20,905,055	17,321,687
Total Parent's Shareholders' Equity		44,344,055	40,760,687	44,344,055	40,760,687
Minority interests		235,815	260,812	-	-
Total Shareholders' Equity		44,579,870	41,021,499	44,344,055	40,760,687
Total Liabilities and Shareholders' Equity		125,179,580	113,538,388	111,176,380	100,742,037

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the three-month periods ended 30 June 2002 and 2001

	Notes	Consolidated		Company	
		Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000	Unaudited 30 June 2002 Baht'000	Unaudited 30 June 2001 Baht'000
Revenues					
Revenues from services and equipment rentals		14,345,973	9,789,735	13,213,856	9,489,132
Sales		4,539,290	4,701,433	-	-
Net gain on exchange rate					
Other income		244,743	293,458	170,012	252,097
Share of net profit of investments - equity method		-	-	-	472,208
Total revenues		19,130,006	14,784,626	13,383,868	10,213,437
Expenses					
Cost of services and equipment rentals		7,294,847	5,092,506	6,223,196	4,886,083
Cost of sales		3,237,025	3,429,746	-	-
Selling and administrative expenses		4,235,571	2,259,351	3,088,538	1,561,912
Impairment loss on goodwill / investment	9	258,625	-	258,625	-
Directors' remuneration		148	655	140	640
Share of net loss of investments - equity method		-	-	311,768	-
Total expenses		15,026,216	10,782,258	9,882,267	6,448,635
Profit before interest and tax		4,103,790	4,002,368	3,501,601	3,764,802
Interest expenses		(793,735)	(338,352)	(632,081)	(335,295)
Income tax		(1,801,881)	(1,366,440)	(1,343,256)	(1,128,148)
Profit before minority interests		1,508,174	2,297,576	1,526,264	2,301,359
Share of net result from subsidiaries to minority interests		(18,090)	(3,783)	-	-
Net profit for the period		1,526,264	2,301,359	1,526,264	2,301,359
Basic earnings per share (Baht)	6				
Net profit for the period		0.52	0.85	0.52	0.85

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Income (Unaudited)
For the six-month periods ended 30 June 2002 and 2001

		Consolidated		Company	
		Unaudited 30 June 2002	Unaudited 30 June 2001	Unaudited 30 June 2002	Unaudited 30 June 2001
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Revenues					
Revenues from services and equipment rentals		28,832,257	18,827,306	25,761,802	18,193,702
Sales		9,950,494	8,558,775	-	-
Net gain on exchange rate					
Other income		644,290	627,462	374,311	596,111
Share of net profit of investments - equity method		-	-	570,920	1,002,245
Total revenues		39,427,041	28,013,543	26,707,033	19,792,058
Expenses					
Cost of services and equipment rentals		13,970,397	9,969,415	11,788,549	9,515,842
Cost of sales		7,358,202	6,206,399	-	-
Selling and administrative expenses		7,478,951	3,751,404	5,668,778	2,738,231
Impairment loss on goodwill / investment	9	258,625	-	258,625	-
Directors' remuneration		1,988	1,431	1,980	1,401
Total expenses		29,068,163	19,928,649	17,717,932	12,255,474
Profit before interest and tax		10,358,878	8,084,894	8,989,101	7,536,584
Interest expenses		(1,516,289)	(573,671)	(1,195,103)	(566,973)
Income tax		(4,133,238)	(2,938,080)	(3,059,650)	(2,384,098)
Profit before minority interests		4,709,351	4,573,143	4,734,348	4,585,513
Share of net result from subsidiaries to minority interests		(24,997)	(12,370)	-	-
Net profit for the period		4,734,348	4,585,513	4,734,348	4,585,513
Basic earnings per share (Baht)	6				
Net profit for the period		1.61	1.70	1.61	1.70

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Retained Earnings (Unaudited)

For the six-month periods ended 30 June 2002 and 2001

		Consolidated		Company	
		Unaudited 30 June 2002	Unaudited 30 June 2001	Unaudited 30 June 2002	Unaudited 30 June 2001
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Retained earnings					
Appropriated retained earnings					
Legal reserve					
Beginning balance		500,000	500,000	500,000	500,000
Increase during the period		-	-	-	-
Ending balance		500,000	500,000	500,000	500,000
Unappropriated retained earnings:					
Beginning balance		17,321,687	14,550,369	17,321,687	14,550,369
Returned dividend		12,334	-	12,334	-
Net profit for the period		4,734,348	4,585,513	4,734,348	4,585,513
Dividend paid	7	(1,163,314)	-	(1,163,314)	-
Ending balance		20,905,055	19,135,882	20,905,055	19,135,882
Retained earnings at end of the period		21,405,055	19,635,882	21,405,055	19,635,882

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the six-month periods ended 30 June 2002 and 2001

		Consolidated (Baht'000)					
	Note	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Minority interest	Total
Beginning balance 2002		2,935,000	20,004,000	500,000	17,321,687	260,812	41,021,499
Net profit		-	-	-	4,734,348	-	4,734,348
Dividend paid	7	-	-	-	(1,163,314)	-	(1,163,314)
Returned dividend		-	-	-	12,334	-	12,334
Decrease in minority interest during the period		-	-	-	-	(24,997)	(24,997)
Ending balance 30 June 2002		2,935,000	20,004,000	500,000	20,905,055	235,815	44,579,870
Beginning balance 2001		2,700,000	10,215,000	500,000	14,550,369	159,418	28,124,787
Net profit		-	-	-	4,585,513	-	4,585,513
Dividend paid		-	-	-	(1,080,000)	-	(1,080,000)
Decrease in minority interest during the period		-	-	-	-	(12,370)	(12,370)
Ending balance 30 June 2001		2,700,000	10,215,000	500,000	18,055,882	147,048	31,617,930

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

		Company (Baht'000)				
	Note	Issued and paid up share capital	Premium on share capital	Legal reserve	Unappropriated retained earnings	Total
Beginning balance 2002		2,935,000	20,004,000	500,000	17,321,687	40,760,687
Net profit		-	-	-	4,734,348	4,734,348
Dividend paid	7	-	-	-	(1,163,314)	(1,163,314)
Returned dividend		-	-	-	12,334	12,334
Ending balance 30 June 2002		2,935,000	20,004,000	500,000	20,905,055	44,344,055
Beginning balance 2001		2,700,000	10,215,000	500,000	14,550,370	27,965,370
Net profit		-	-	-	4,585,513	4,585,513
Dividend paid		-	-	-	(1,080,000)	(1,080,000)
Ending balance 30 June 2001		2,700,000	10,215,000	500,000	18,055,883	31,470,883

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows (Unaudited)
For the six-month periods ended 30 June 2002 and 2001

		Consolidated		Company	
		Unaudited	Unaudited	Unaudited	Unaudited
		30 June	30 June	30 June	30 June
		2002	2001	2002	2001
	Note	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	15	11,170,738	9,851,214	10,347,893	8,551,388
Cash flows from investing activities:					
Net changes in short-term investment		(155)	(2,200,000)	-	(2,200,000)
Proceeds from disposals of property and equipment		13,168	26,166	6,365	3,538
Purchases of property and equipment		(1,733,890)	(2,013,687)	(1,650,197)	(1,966,196)
Cash invested in property and equipment under concession agreements		(17,113,714)	(8,166,315)	(14,623,110)	(8,079,130)
Loan to a subsidiary		-	-	(200,000)	-
Dividend received from a subsidary		-	-	2,999,999	-
Net cash payments to investing activities		(18,834,591)	(12,353,836)	(13,466,943)	(12,241,788)
Cash flows from financing activities:					
Repayments of short-term loans from financial institutions		(1,006,308)	(1,320,000)	(1,006,308)	(1,300,000)
Proceeds from short term loans from bank		20,000	-	-	-
Repayments of loans from a subsidiary		-	-	(1,200,000)	-
Proceeds from long-term debentures, net		9,960,382	11,952,506	9,960,382	11,952,506
Proceeds from long-term borrowings		940,000	-	-	-
Repayments of long-term debentures		(2,857,450)	(308,000)	(2,857,450)	(308,000)
Repayments of long-term borrowings		(617,432)	(488)	-	(488)
Payments of dividend		(1,163,314)	(1,080,000)	(1,163,314)	(1,080,000)
Returned dividend		12,334	-	12,334	-
Net cash receipts from financing activities		5,288,212	9,244,018	3,745,644	9,264,018
Net increase in cash and cash equivalents		(2,375,641)	6,741,396	626,594	5,573,618
Cash and cash equivalents, beginning balance		15,284,026	12,352,023	9,604,146	10,006,607
Unrealised gain / (loss) on exchange rate of cash and cash equivalents		(287,204)	59,134	(287,204)	59,134
Cash and cash equivalents, ending balance		12,621,181	19,152,553	9,943,536	15,639,359

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the periods ended 30 June 2002 and 2001 comprise:

	Consolidated		Company	
	Unaudited 30 June 2002 Baht Million	Unaudited 30 June 2001 Baht Million	Unaudited 30 June 2002 Baht Million	Unaudited 30 June 2001 Baht Million
Cash on hand and at banks	1,743	4,217	709	3,411
Short-term investments	10,878	14,936	9,235	12,228
Total cash and cash equivalents	12,621	19,153	9,944	15,639

Interest expenses, income tax and non-cash investing activities

Interest and income tax paid during the six-month periods ended 30 June are as follows:

	Consolidated		Company	
	Unaudited 30 June 2002 Baht Million	Unaudited 30 June 2001 Baht Million	Unaudited 30 June 2002 Baht Million	Unaudited 30 June 2001 Baht Million
Interest paid	1,221	485	1,067	477
Income tax paid	3,503	1,897	2,718	1,884

Non-cash transactions

Outstanding debts arising from the addition to investments in property and equipment and property and equipment under concession agreements	3,702	2,620	2,629	2,603

The notes to the interim consolidated and company financial statements on pages 11 to 30 are an integral part of these interim financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity, retained earnings and cash flows) are prepared in the full format as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2001.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2001 annual financial statements.

2 Change in accounting estimate

Previously, the Company amortised the cost of mobile phone networks of 900-MHz CELLULAR TELEPHONE SYSTEM under concession agreements on a straight-line basis over a period of 10 years not exceeding year 2005.

During the third quarter of 2001 and the second quarter of 2002, the Company's management has reviewed the economic useful life of such networks and revised the remaining useful life to be the period of 10 years not exceeding June 2003 and September 2002, respectively. These changes in useful life increased the amortisation charges for the six-month period ended 30 June 2002 by Baht 940 million. The Company's management considers that this presents more fairly the economic substance and benefits expected to flow from the use of these assets under the terms of the concession agreement.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Segment information

Financial information by business segment for the three-month and six-month periods ended 30 June are as follows:

	Consolidated (Baht Million)									
	For the three-month periods ended 30 June									
	Mobile phone services		Pager sales and services, call center service		Mobile phone sales		Datanet services		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from services and equipment rentals	14,101	9,481	24	156	123	75	98	78	14,346	9,790
Sales	-	-	1	16	4,535	4,682	4	3	4,540	4,701
Total revenues	14,101	9,481	25	172	4,658	4,757	102	81	18,886	14,491
Operating expenses :										
Cost of sales and services and equipment rentals	(7,098)	(4,873)	(71)	(135)	(3,299)	(3,463)	(65)	(51)	(10,533)	(8,522)
Selling and administrative expenses	(3,556)	(1,381)	(65)	(138)	(184)	(614)	(23)	(15)	(3,828)	(2,148)
Operating income (loss)	3,447	3,327	(111)	(101)	1,175	680	14	15	4,525	3,821

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

3 Segment information (continued)

	Consolidated (Baht Million)									
	For the six-month periods ended 30 June									
	Mobile phone services		Pager sales and services, call center service		Mobile phone sales		Datanet services		Group	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Revenues from services and equipment rentals	28,341	18,182	72	364	236	128	183	153	28,832	18,827
Sales	-	-	7	34	9,939	8,519	5	6	9,951	8,559
Total revenues	28,341	18,182	79	398	10,175	8,647	188	159	38,783	27,386
Operating expenses:										
Cost of sales and services and equipment rentals	(13,586)	(9,503)	(140)	(299)	(7,476)	(6,251)	(127)	(123)	(21,329)	(16,176)
Selling and administrative expenses	(6,501)	(2,404)	(122)	(244)	(329)	(997)	(44)	(28)	(6,996)	(3,673)
Operating income (loss)	8,254	6,275	(183)	(145)	2,370	1,399	17	8	10,458	7,537

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 Acquisitions

On 10 September 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") from Shin Corporation Public Company Limited ("Shin") and SingTel Strategic Investments Pte Ltd. ("SingTel") of 69,993 and 30,000 shares, respectively. The 99,993 shares purchased represent 99.99% ownership in SDT, at a price of Baht 540 million (Baht 5,400 per share). The transaction occurred after SDT acquired 431 million ordinary shares in Digital Phone Company Limited ("DPC") for Baht 10,888 million from the Telekom Malaysia Group on 5 September 2001. SDT fully paid the purchase price in September 2001. On completion of these transactions SDT has 97.54% ownership in DPC. The purchase of SDT is under the condition that the Company gives financial support to SDT in respect of loan repayments to Shin and SingTel.

DPC is mobile phone service operator of GSM 1800 MHz system.

The fair value of assets and liabilities acquired on Shin Digital Company Limited were as follows:

	Baht Million
Cash on hand and at banks	437
Short-term investments	223
Trade accounts receivable, net	485
Inventories, net	34
Other current assets	156
Equipment, net	972
Assets under concession, net	6,637
Intangible assets, net	13
Other assets	5,499
Trade accounts payable	(1,804)
Amounts due to and loans from related parties	(12,103)
Concession fee payable	(3,226)
Short-term borrowings	(5,124)
Long-term borrowings	(4,047)
Deposits from customers	(155)
Other liabilities	(1,503)
Minority interests	(92)
Fair value of net assets	(13,598)
Interest acquired	99.99%
Fair value of net liabilities acquired	(13,598)

	Consolidated 2001 Baht Million
Purchase consideration	540
Fair value of net liabilities acquired	13,598
Positive goodwill	14,138

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

4 *Acquisitions (continued)*

On the acquisition of SDT, total goodwill amounted to Baht 14,138 million recognised in respect of SDT and its subsidiary. Goodwill is determined from the excess of cost of acquisition over the derivable fair value of the acquired assets and liabilities as at the acquisition dates. The cost of purchase of the investment was determined by Discounted Cash Flow Analysis, and the result of analysing and assessment of financial, economic, market, and other information, which was done by an external appraiser, based on its report dated 18 July 2001. The goodwill of Baht 14,138 million recognised in the financial statements has been determined on a provisional basis as the transaction was completed in September 2001. The Company is in the process of reviewing the fair value of certain acquired assets and liabilities as at the acquisition dates, to determine the appropriate amount of goodwill and expect to complete the review within September 2002. The goodwill is amortised using the straight-line method over its estimated useful life of a maximum period of 12 years, which approximates until the end of concession period of GSM 1800 MHz mobile phone networks.

Included in the assets and liabilities of SDT on the date of acquisition of SDT (10 September 2001) was a 97.54% interest in DPC. On 17 December 2001, legal ownership of the interest in DPC was transferred from SDT to the Company for Baht 20,300 million. As this transaction represented a transaction between the Company and its wholly owned subsidiary, there is no impact on the consolidated financial statements. In the Company's separate financial statements, no goodwill arose on this transaction.

On 17 December 2001, the Company purchased ordinary shares in Digital Phone Company Limited ("DPC") from Shin Digital Company Limited ("SDT") of 1,140,944,377 shares at a price of Baht 17.79 per share. The total shares purchased represent 98.17% ownership in DPC, at a price of Baht 20,300 million. The Company fully paid the purchase price in December 2001.

On 24 December 2001, the Company purchased ordinary shares in Shin Digital Company Limited ("SDT") of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share). On completion of the transaction, the Company has 99.99% ownership in SDT. The Company fully paid the purchase price in December 2001. The transaction occurred after SDT issued its ordinary shares of 27.1 million shares at a price of Baht 270.10 million (Baht 10 per share) in December 2001.

5 **Operating profit**

The following items have been charged to the operating profit during the interim period :

	Consolidated		**Company**	
	30 June 2002 Baht Million	**30 June 2001 Baht Million**	**30 June 2002 Baht Million**	**30 June 2001 Baht Million**
Depreciation on property and equipment (Note 10)	740	425	663	383
Amortisation of intangible assets:				
- Property and equipment under concession agreements (Note 10)	3,964	2,744	3,385	2,554
- Positive goodwill (included in "Selling and administrative expenses")	597	31	-	-
- Deferred charges (included in "Selling and administrative expenses")	39	30	18	15
- Concession right	227	-	-	-
Doubtful accounts and bad debts (included in "Selling and administrative expenses")	2,769	743	1,911	647
Net loss (gain) on exchange rate (included in "Selling and administrative expenses")	483	80	580	(69)
Staff costs	835	714	651	487
Number of staff (persons)	4,998	4,680	3,436	2,326

6 Earnings per share

Basic earnings per share are calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2002 : 2,935 million shares; 2001 : 2,700 million shares).

For comparison purposes, the Company has recalculated earnings per share for the three-month and six-month periods ended 30 June 2001 by considering the weighted average number of ordinary shares which had changed in par value and in the number of shares in accordance with the amendment to par values and numbers of shares.

The warrants outstanding are in connection with the directors, employees and advisors share option plan and did not affect the diluted earnings per share since the average share price calculated from the date the warrants were granted to the reporting period was below the exercise price of the outstanding warrants.

7 Dividend per share

At the annual ordinary shareholders' meeting on 29 April 2002, the shareholders approved to declare a dividend for 2,935 million shares of Baht 0.40 each, totalling Baht 1,174 million. The dividend of Baht 1,163 million was paid to the shareholders in May 2002. The remaining amount of Baht 11 million pertained to shareholders that were not entitled to receive the dividend and thus the Company did not pay such amount.

8 Trade accounts receivable, net

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Trade accounts receivable:				
Third parties	6,362	6,090	3,507	4,116
Related parties (Note 16)	56	68	1,645	771
Accrued income	2,812	2,913	2,594	2,653
Total trade accounts receivable	9,230	9,071	7,746	7,540
Less Allowance for doubtful accounts	(2,854)	(1,397)	(1,826)	(890)
Total trade accounts receivable, net	6,376	7,674	5,920	6,650

Outstanding trade accounts receivable from third parties can be aged as follows:

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Current - 3 months	7,622	7,694	5,289	6,100
Overdue 3 – 6 months	1,122	745	603	530
Overdue 6 - 12 months	298	260	173	104
Overdue over 12 months	132	304	36	35
Total	9,174	9,003	6,101	6,769
Less Allowance for doubtful accounts of third parties	(2,854)	(1,397)	(1,826)	(890)
Total trade accounts receivable-third parties, net	6,320	7,606	4,275	5,879

The directors are of the opinion that allowance for doubtful debts of the Group, in conjunction with deposits received from these customers (presented in balance sheet as deposits from customers) and bank guarantees received from dealers, are sufficient to cover the bad debt risk.

9 Investments in subsidiaries, net

Movements in investment in subsidiaries for the six-month period ended 30 June comprise:

	Company 30 June 2002 Baht Million
Transactions during the six-month period ended 30 June 2002	
Opening net book amount	25,958
Dividend income from a subsidiary	(3,000)
Allowance for impairment of investment in a subsidiary	(259)
Share of net results from investments	571
Closing net book amount	23,270

As at 30 June 2002, the Company has provided Baht 259 million in respect of impairment in the carrying value of its investment in its subsidiary, Advanced Paging Company Limited. The carrying value of the investment, before impairment, was Baht 453 million, Baht 259 million of which represents goodwill on paging business which has been fully provided for impairment as the subsidiary has returned its paging business to TOT in June 2002. The subsidiary still has call center business, which is expected to become profitable in the future.

According to the memorandum of understanding held on 30 July 2002 between TOT and Advanced Paging Company Limited, a subsidiary, it has been agreed that the subsidiary returned paging business to TOT effective 1 June 2002, with the following main conditions:

- The subsidiary will completely return assets under concession of paging business to TOT, and the assets have to be in good condition. The subsidiary will be responsible in any expenses incurred to return the assets in good condition.
- The subsidiary will be responsible in any liabilities, commitments, and wrongdoings, caused by the subsidiary prior to 1 June 2002.
- The subsidiary will be responsible in returning deposits received from customers with its own expenses.
- The subsidiary will give TOT its remaining pager inventories with free of charge.
- The concession agreement for paging business that allows the subsidiary to operate the business is cancelled.

9 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows :

Company - 30 June 2002 / 31 December 2001

	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Baht Million)	Investment portion (%)	Cost (Baht Million)	Accumulated share of profit (loss) in subsidiaries (Baht Million)		Equity (Baht Million)		Dividend (Baht Million)	
							30 June 2002	31 December 2001	30 June 2002	31 December 2001	30 June 2002	31 December 2001
Subsidiaries												
Advanced Paging Co., Ltd.	Service provider of call center	Thailand	Shareholder	350	99.99	1,703	(320)	(288)	753	785	-	(280)
Advanced Wireless Marketing Co., Ltd.	Importer and distributor of cellular phones, related accessories and cellular phone rental service provider	Thailand	Shareholder	240	99.99	600	7,330	4,777	4,930	5,377	(3,000)	-
Advanced Datanetwork Communications Co., Ltd. (formerly "Shinawatra Datacom Co., Ltd.")	Service provider of voice/data Communications via telephone line	Thailand	Shareholder	458	67.95	421	(84)	(79)	337	342	-	-
Data network Solutions Co., Ltd.	Service provider of voice/data Communications via telephone line	Thailand	Shareholder	1	49.00	8	8	7	16	15	-	-
Shin Digital Co., Ltd.	Investment company	Thailand	Shareholder	272	99.99	811	(808)	(808)	3	3	-	-
Digital Phone Co., Ltd.	Service provider of digital mobile phone System in 1800 MHZ	Thailand	Shareholder	11,622	98.17	20,300	(2,510)	(564)	17,790	19,736	-	-
						23,843	3,616	3,045	23,829	26,258	(3,000)	(280)
	Less Allowance for impairment of investment in subsidiary					-	-	-	(559)	(300)	-	-
	Total investments in subsidiary					23,843	3,616	3,045	23,270	25,958	(3,000)	(280)

10 Capital expenditure and commitments

	Consolidated (Baht Million)				
	Property and equipment	Property and equipment under concession agreements	Concession right	Goodwill and other assets	Total
Transaction during the six-month period ended 30 June 2002					
Opening net book value	4,792	57,775	5,325	14,579	82,471
Additions	1,740	15,817	-	88	17,645
Disposals, net	(37)	-	-	(8)	(45)
Depreciation / amortisation charges	(740)	(3,964)	(227)	(630)	(5,561)
Allowance for asset impairment	-	-	-	(259)	(259)
Closing net book value	5,755	69,628	5,098	13,770	94,251
At 30 June 2002					
Cost	9,791	103,367	6,993	16,406	136,557
Less Accumulated depreciation / amortisation	(4,036)	(29,424)	(1,895)	(2,077)	(37,432)
Allowance for asset impairment	-	(4,315)	-	(559)	(4,874)
Net book value	5,755	69,628	5,098	13,770	94,251

	Company (Baht Million)			
	Property and equipment	Property and equipment under concession agreements	Other assets	Total
Transaction during the six-month period ended 30 June 2002				
Opening net book value	4,370	48,710	458	53,538
Additions	1,657	13,752	77	15,486
Write-offs, net	(16)	-	-	(16)
Disposals, net	(10)	-	-	(10)
Depreciation / amortisation charges	(663)	(3,385)	(18)	(4,066)
Closing net book value	5,338	59,077	517	64,932
At 30 June 2002				
Cost	8,794	88,820	655	98,269
Less Accumulated depreciation / amortisation	(3,456)	(25,773)	(138)	(29,367)
Allowance for asset impairment	-	(3,970)	-	(3,970)
Net book value	5,338	59,077	517	64,932

10 Capital expenditure and commitments (continued)

Capital expenditure commitments

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	30 June 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	7,161	5,615
US Dollars	145	110
Japanese Yen	1,796	2,025
Euro	22	56
Krone Norway	-	16
Swedish Kroners	16	-
Property and equipment		
Thai Baht	33	14

	Company	
	30 June 2002 Currency Million	31 December 2001 Currency Million
Construction and installation of mobile phone networks		
Thai Baht	6,289	5,209
US Dollars	121	97
Japanese Yen	1,796	2,025
Euro	15	39
Krone Norway	-	16
Swedish Kroners	16	-
Property and equipment		
Thai Baht	33	12

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

11 Borrowings

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Current	14,824	12,723	13,413	11,794
Non-current	38,224	33,918	33,920	29,410
Total borrowings	53,048	46,641	47,333	41,204

The movements in the above borrowings can be analysed as follows:

	Consolidated Baht Million	Company Baht Million
For the six-month period ended 30 June 2002		
Opening net book value	46,641	41,204
Additions	10,953	9,993
Repayments of borrowings	(4,492)	(3,864)
Loss on exchange rate	(54)	-
Closing net book value	53,048	47,333

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures are as follows:

	Consolidated		Company	
	30 June 2002		30 June 2002	
	Carrying amounts Baht Million	Fair values Baht Million	Carrying amounts Baht Million	Fair values Baht Million
Long-term debentures	42,873	44,499	42,873	44,499

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

12 Financial instruments

Fair values

The net fair values of the derivative financial instruments at 30 June 2002 are:

	Consolidated Baht Million	Company Baht Million
Favourable forward foreign exchange contracts	-	-
Unfavourable forward foreign exchange contracts	(359)	(310)
Net	(359)	(310)

The fair values of forward foreign exchange contracts have been calculated using a quoted market price rate to terminate the contracts at the balance sheet date.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

13 Deposits from customers

At the Board of Directors' meeting on 28 February 2002, the Board approved to refund the deposits from mobile phone customers by offsetting with monthly mobile phone charges to customers. Management plans to fully refund the deposits by 31 December 2002.

14 *Share capital and premium*

	Number of shares Million shares	Ordinary shares Baht Million	Share premium Baht Million	Total Baht Million
For the six-month period ended 30 June 2002				
Issued and paid-up share capital				
Beginning balance	2,935	2,935	20,004	22,939
Issue of shares	-	-	-	-
Closing balance	2,935	2,935	20,004	22,939

As at 30 June 2002, the total authorised number of ordinary shares is 2,935 million shares (31 December 2001: 2,935 Million shares) with a par value of Baht 1 per share (31 December 2001: Baht 1 per share). All issued shares are fully paid.

On 27 March 2002, the Company granted its warrant of 14 million units at Baht nil per unit. The exercise price is set at Baht 48 per unit, which is the share closing price as of 26 March 2002. There is no movement from the beginning to the end of the six-month period ended 30 June 2002.

On 27 March 2002, Shin Corporation Public Company Limited, a major shareholder, granted its warrants to the Company's director of 3.2 million units at Baht nil per unit. The exercise price is set at Baht 17.80 per unit, which is Shin Corporation's share closing price as of 26 March 2002. There is no movement from the beginning to the end of the six-month period ended 30 June 2002.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

15 *Cash flows from operating activities*

Reconciliation of net income to cash flow from operating activities for the six-month periods ended 30 June 2002 and 2001:

	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Cash flows from operating activities:				
Net income for the period	4,734	4,586	4,734	4,586
Adjusted by:				
Depreciation charge	740	425	663	383
Amortisation of property and equipment under concession agreements	3,964	2,744	3,385	2,554
Amortisation of deferred charges	39	30	18	15
Doubtful accounts and bad debts	2,769	743	1,911	647
Allowance for obsolete inventories and diminution in value of finished goods	(190)	(21)	-	-
(Reverse) Allowance for loss on mobile phone register deposit	(25)	-	-	-
Amortisation (discount) of forward and swap premiums	(50)	(196)	(92)	(158)
Amortisation of concession right	(227)	-	-	-
Loss on disposal of fixed assets	24	1	20	1
Loss on write-off fixed assets	1	4	-	-
Written-off intangible assets	9	-	-	-
Unrealised loss / (gain) on foreign exchange rate	557	117	567	20
Amortisation of goodwill	597	31	-	-
Allowance for impairment loss on goodwill of investment in a subsidiary	259	-	-	-
Amortization of bond issuing cost	22	13	21	13
Allowance for impairment loss for investment in a subsidiary	-	-	259	-
Share of net profit in subsidiaries	-	-	(571)	(1,002)
Share of net profit from subsidiaries to minority interests	(25)	(12)	-	-
Net income before changes in operating assets and liabilities	13,198	8,465	10,915	7,059
Changes in operating assets and liabilities				
- trade accounts receivable	(1,467)	(2,176)	(1,179)	(2,060)
- amounts due from related parties	(1)	172	14	(105)
- inventories	(1,629)	(1,654)	-	-
- sparepart inventories for mobile network maintenance	(133)	(128)	(117)	(128)
- advances to suppliers	(2,141)	(1,948)	(2,140)	(1,948)
- other current assets	169	6	275	59
- concession right	227	-	-	-
- other assets	158	(66)	(77)	(48)
- trade accounts payable	(675)	2,162	(414)	633
- amounts due to related parties	115	(49)	(63)	503
- forward and swap contracts payable, net	37	162	42	70
- accrued concession fee	4,815	4,260	4,666	4,260
- deposits from customers	(2,365)	(798)	(2,364)	(827)
- other current liabilities	863	1,443	790	1,083
Cash flows from operating activities	11,171	9,851	10,348	8,551

16 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 43.06 % of the share capital of the Company. Singapore Strategic Investments Pte Ltd. is a shareholder holding 19.35 % of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies which Shinawatra family are the principal shareholders or directors are recognised as related party to the Company.

During the year, the Group has entered into a number of transactions with related parties. The terms of such transactions are negotiated on an arm's lengths market value basis in the ordinary course of business and according to normal trade conditions. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available. Consulting and management service are charged on the mutually agreed as a percentage of assets.

The Group has transactions with related parties for the three-month and six-month periods ended 30 June 2002 and 2001 as follows:

a) Sales of goods and services

For the three-month period ended	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service income				
Subsidiaries	-	-	305	44
Shin Corporation and its related parties	28	336	2	317
Related party of Singapore Strategic Investments Pte Ltd.	40	39	40	39
Total service income	68	375	347	400
Sales of prepaid cards				
Subsidiary	-	-	3,558	846

For the six-month period ended	Consolidated		Company	
	30 June 2002 Baht Million	30 June 2001 Baht Million	30 June 2002 Baht Million	30 June 2001 Baht Million
Service income				
Subsidiaries	-	-	700	67
Shin Corporation and its related parties	50	353	4	318
Related party of Singapore Strategic Investments Pte Ltd.	80	80	80	80
Total service income	130	433	784	465
Sales of prepaid cards				
Subsidiary	-	-	7,089	1,874

16 Related party transactions (continued)

b) Purchases of services

For the three-month period ended	Consolidated 30 June 2002 Baht Million	Consolidated 30 June 2001 Baht Million	Company 30 June 2002 Baht Million	Company 30 June 2001 Baht Million
Rental and other service expenses				
Subsidiaries	-	-	102	43
Shin Corporation and its related parties	199	171	170	143
Related party of Singapore Strategic Investments Pte Ltd.	-	3	-	1
Total rental and other service expenses	199	174	272	187
Advertising and promotion expenses				
Subsidiary	-	-	216	161
Shin Corporation and its related parties	518	491	426	208
Total advertising expenses	518	491	642	369
Consulting and management fees				
Shin Corporation and its related parties	73	36	59	36
Total consulting and management fees	73	36	59	36

For the six-month period ended	Consolidated 30 June 2002 Baht Million	Consolidated 30 June 2001 Baht Million	Company 30 June 2002 Baht Million	Company 30 June 2001 Baht Million
Rental and other service expenses				
Subsidiaries	-	-	177	49
Shin Corporation and its related parties	406	345	343	293
Related party of Singapore Strategic Investments Pte Ltd.	6	23	6	19
Total rental and other service expenses	412	368	526	361
Advertising and promotion expenses				
Subsidiary	-	-	374	342
Shin Corporation and its related parties	977	736	829	327
Total advertising expenses	977	736	1,203	669
Consulting and management fees				
Shin Corporation and its related parties	154	69	139	69
Total consulting and management fees	154	69	139	69

16 Related party transactions (continued)

b) **Purchases of services** (continued)

For the three-month period ended	**Consolidated**		**Company**	
	30 June 2002 Baht Million	**30 June 2001 Baht Million**	**30 June 2002 Baht Million**	**30 June 2001 Baht Million**
Interest expenses				
Subsidiaries	-	-	-	-
Major shareholder of Shin Corporation	-	5	-	5
Directors of related parties	1	1	1	1
Total interest expenses	1	6	1	6

For the six-month period ended	**Consolidated**		**Company**	
	30 June 2002 Baht Million	**30 June 2001 Baht Million**	**30 June 2002 Baht Million**	**30 June 2001 Baht Million**
Interest expenses				
Subsidiaries	-	-	7	-
Major shareholder of Shin Corporation	4	11	4	11
Directors of related parties	1	1	1	1
Total interest expenses	5	12	12	12

For the three-month period ended	**Consolidated**		**Company**	
	30 June 2002 Baht Million	**30 June 2001 Baht Million**	**30 June 2002 Baht Million**	**30 June 2001 Baht Million**
Dividend paid				
Shin Corporation and its related parties	505	-	505	-
Related party of Singapore Strategic Investments Pte Ltd.	227	-	227	-
Total dividend payable	732	-	732	-

For the six-month period ended	**Consolidated**		**Company**	
	30 June 2002 Baht Million	**30 June 2001 Baht Million**	**30 June 2002 Baht Million**	**30 June 2001 Baht Million**
Dividend paid				
Shin Corporation and its related parties	505	-	505	-
Related party of Singapore Strategic Investments Pte Ltd.	227	-	227	-
Total dividend payable	732	-	732	-

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 **Related party transactions** (continued)

c) **Purchases of property, equipment, computer software, and cost of mobile phone network**

For the three-month period ended	Consolidated 30 June 2002 Baht Million	Consolidated 30 June 2001 Baht Million	Company 30 June 2002 Baht Million	Company 30 June 2001 Baht Million
Subsidiaries	-	-	-	9
Shin Corporation and its related parties	10	29	10	29
	10	29	10	38

For the six-month period ended	Consolidated 30 June 2002 Baht Million	Consolidated 30 June 2001 Baht Million	Company 30 June 2002 Baht Million	Company 30 June 2001 Baht Million
Subsidiaries	-	-	2	10
Shin Corporation and its related parties	34	69	34	69
	34	69	36	79

d) **Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties**

	Consolidated 30 June 2002 Baht Million	Consolidated 31 December 2001 Baht Million	Company 30 June 2002 Baht Million	Company 31 December 2001 Baht Million
Trade accounts receivable				
Subsidiaries	-	-	1,605	717
Shin Corporation and its related parties	16	14	-	-
Related party of Singapore Strategic Investments Pte Ltd.	40	54	40	54
Total trade accounts receivable	56	68	1,645	771

	Consolidated 30 June 2002 Baht Million	Consolidated 31 December 2001 Baht Million	Company 30 June 2002 Baht Million	Company 31 December 2001 Baht Million
Amounts due from related parties				
Subsidiaries	-	-	17	31
Shin Corporation and its related parties	3	1	-	-
Total amounts due from related parties	3	1	17	31
Short-term loan to a subsidiary				
Subsidiary	-	-	200	-
Total loans to a subsidiary	-	-	200	-

Short-term loan to a subsidiary represents a promissory note, bearing interest at the rate of 3% per annum. The repayment is at call.

16 Related party transactions (continued)

d) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Trade accounts payable				
Subsidiaries	-	-	10	9
Shin Corporation and its related parties	19	56	19	23
Related party of Singapore Strategic Investments Pte Ltd.	7	5	7	5
Total trade accounts payable	26	61	36	37

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Amounts due to and loans from related parties				
Amounts due to related parties				
Subsidiaries	-	-	348	584
Shin Corporation and its related parties	433	306	353	168
Related party of Singapore Strategic Investments Pte Ltd.	16	28	16	28
Total amounts due to related parties	449	334	717	780
Loans from a related party				
Subsidiary	-	-	-	1,200
Total loans from related party	-	-	-	1,200

	Consolidated		Company	
	30 June 2002 Baht Million	31 December 2001 Baht Million	30 June 2002 Baht Million	31 December 2001 Baht Million
Deposits from customers, net				
Subsidiary	-	-	434	549
Shin Corporation	53	63	53	63
Total deposits from customers, net	53	63	487	612
Long-term debentures				
Major shareholder of Shin Corporation	10	280	10	280
Directors of the Company and its related parties	43	45	43	45
Total long-term debentures	53	325	53	325

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Related party transactions (continued)

e) Commitments with related parties

Significant commitments with related parties are as follows:

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 13 years with options to renew. At 30 June 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

		Consolidated Baht Million	Company Baht Million
Payment due	- within 1 year	216	193
	- within 2 to 5 years	232	229
	- over 5 years	269	269

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 73.81 million within year 2002.

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14 million per month, and plus the rate per event as prescribed in the agreements.

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 1 million per month.

f) Warrants granted to directors (see note 14)

g) Special reward program

In the three-month period ended 30 June 2002, Advanced Datanetwork Communications Company Limited, a subsidiary, had granted the rights to receive special reward ("Special Reward Program") to the eligible directors and employees of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 5 years after grant date. Calculation of Special Reward Program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. The first grant of Special Reward Program to directors of the subsidiary is 3.41 million units.

17 Commitments with third parties

The Company has entered into service agreements for maintenance hardware and software mobile phone networks as follows:

	Consolidated Million	Company Million
Thai Baht	1	1

The Group has commitments under letters of credit with overseas suppliers amounting to approximately Baht 434 million on a consolidated basis and Baht 31 million on a company basis.

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. At 30 June 2002, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Baht Million	Company Baht Million
Payment due - within 1 year	603	461
- within 2 to 5 years	481	358
- over 5 years	5	1

A subsidiary has entered into a Data Broadcast via satellite agreement with TOT for a period of one year with an option to renew. The subsidiary is committed to pay rental cost at Baht 35,000 per site per month for the master network and Baht 4,000 per site per month for the remote network as set out in the agreement.

18 Contingencies

At 30 June 2002, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 4,148 million on a consolidated basis and Baht 3,953 million on a company basis.

19 Post balance sheet event

At the Board of Directors' meeting of the Company held on 16 July 2002, the Board approved a resolution to raise fund of the company by issuing securities and offering sales of securities and/or making borrowings in the amount of not exceeding Baht 15 billion or its equivalent amount in other currencies. The Company's Board of Directors is in the process of determining the terms and conditions of the financial instruments.

Additionally, the Board approved a resolution to increase the share capital of Digital Phone Company Limited, its subsidiary, in the amount of Baht 3 billion to finance the network of GSM 1800 mobile phone service.

20 Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED